SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For May, 2005

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit Index

Exhibit

99.1	Appointment of Tom Drury as board director on 9 May 2005

99.2	Announcement in relation to the appointment of Tom Drury as a director 9 May 2005.

99.3	Announcement of network partners 9 May 2005

99.4	Announcement of directors’ share interests held in share incentive plan on 19 May 2005.

99.5	Announcement in relation to Legal and General no longer have a notifiable holding on 31 May 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Dated: 22 June 2005	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary